SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 1, 2002
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 36230D 20 6       |         13D
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     |
     |                        Polystick U.S. Corp.
     |                             13-4078488
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|

     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              New York
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  850,000
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |                  NONE
     BENEFICIALLY     |    |
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |                  850,000
     PERSON WITH      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |                  NONE
                      |    |
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               850,000
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |       32.2% /1/
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------

                               (Page 2 of 5 Pages)

----------------------
1. Based on an aggregate of 2,640,090 shares of the Issuer's common stock outstanding as of the effective date of the acquisition, excluding 168,600 shares of common stock held in treasury and excluding shares of common stock reserved for issuance upon conversion of the Issuer's 363,637 outstanding shares of Series A Preferred Stock.

Item 1. Security and Issuer
        -------------------

        This Schedule 13D relates to the acquisition by Polystick U.S. Corp. of beneficial ownership of 850,000 shares of common stock, par value $0.001 per share ("Common Stock"), of GSV, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at 191 Post Road West, Westport, Connecticut 06880.

Item 2. Identity and Background
        -----------------------

        (a) - (c), (f). This Schedule 13D is being filed by Polystick U.S. Corp., a New York corporation, with a business address at 1290 Avenue of the Americas, New York, New York 10104 (the "Reporting Person"). The Reporting Person is a private investment corporation.

        The director and executive officer of the Reporting Person is Sagi Matza, a citizen of Israel and a resident of New Jersey. His address is 202 White Oak Ridge Road, Short Hills, New Jersey 07078.

        (d)(e) During the past five years, neither the Reporting Person, nor any of its directors, officers or controlling persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        The Reporting Person financed the acquisition of the Common Stock pursuant to the terms of an Asset Purchase Agreement between the Issuer, Cybershop LLC, a subsidiary of the Issuer, and the Reporting Person, whereby the Reporting Person received $550,000 in cash and 850,000 shares of Common Stock in exchange for certain working interests in two gas wells in the state of Louisiana.

Item 4. Purpose of Transaction
        ----------------------

        Simultaneously with the acquisition of the Common Stock, the Reporting Person additionally entered into a Management Consulting Agreement with the Issuer, whereby the Issuer has engaged the Reporting Person to assist the Issuer in the management of its oil and gas working interests and the development of new oil and gas activities, such as exploration and development and alternative energy recovery.

                               (Page 3 of 5 Pages)

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        (a) (b) As of May 13, 2002, the Issuer had a total of 1,790,090 shares of Common Stock outstanding, according to its Form 10-QSB filed on May 15, 2002 for the quarter ending March 31, 2002. Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 850,000 shares of Common Stock, which is approximately 32.2% of the Issuer's outstanding shares of Common Stock.

        (c) (d) (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
        --------------------------------------------------------------------

        As of June 1, 2001, the Reporting Person entered into the Asset Purchase Agreement with the Issuer and the Issuer's subsidiary, Cybershop LLC, for the purchase of certain working interests in two gas wells in the state of Louisiana in exchange for $550,000 in cash and 850,000 shares of the Issuer's Common Stock.

Item 7.  Material to be filed as Exhibits.
         --------------------------------

         None.


                               (Page 4 of 5 Pages)

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 2002                       POLYSTICK U.S. CORP.


                                            By: /s/ Sagi Matza
                                                --------------
                                                Name:  Sagi Matza
                                                Title: President
















                               (Page 5 of 5 Pages)